CUSIP NO. 006743306

                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D
                  Under the Securities Exchange Act of 1934
                              (Amendment No. 3)*




                      ADDvantage Technologies Group, Inc.
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                               (Name of Issuer)


                    Common Stock, $0.01 par value per share
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                         (Title of Class of Securities)


                                  006743306
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                               (CUSIP Number)

                              David E. Chymiak
                1605 East Iola, Broken Arrow, Oklahoma  74012
                                918-251-2887
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          (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)


                              December 27, 2005
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            (Dates of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check
the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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         1.     Name of Reporting Persons.
                I.R.S. Identification No. of above persons


             David E. Chymiak
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         2.     Check the Appropriate Box if a Member of a Group     (a)  [   ]
                                                                     (b)  [   ]

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         3.     SEC Use Only

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         4.     Source of Funds

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         5.     Check if Disclosure of Legal Proceedings Is               [   ]
                Required Pursuant to Items 2(d) or 2(e)

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        6.      Citizenship or Place of Organization

                     United States of America

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Number of               7.   Sole Voting Power
Shares Bene-
ficially Owned                 3,214,900
by Each
Reporting Person        8.   Shared Voting Power
With
                               0

                        9.   Sole Dispositive Power

                               3,214,900

                        10.  Shared Dispositive Power

                               0


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      11.   Aggregate Amount Beneficially Owned by Each Reporting Person
               3,214,900

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      12.   Check if the Aggregate Amount in Row (11) Excludes             [  ]
            Certain Shares

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      13.   Percent of Class Represented by Amount in Row (11)

                31.8%

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      14.   Type of Reporting Person

                 IN

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Item 1.  Security and Issuer

     This Amendment No. 3 to Schedule 13D ("Amendment No. 3") amends the
Schedule 13D filed on October 14, 1999, as amended by Amendment No. 1 to
Schedule 13D filed on October 15, 2004, as amended by Amendment No. 2 to
Schedule 13D filed on December 23, 2005 (as amended, the "Schedule 13D"), by the reporting person and relates to the common stock, par value $.01 per share ("Common Stock"), of ADDvantage Technologies Group, Inc., an Oklahoma corporation ("ATG"). The principal executive offices of ATG are located at 1605 East Iola, Broken Arrow, Oklahoma 74012. Those items of the Schedule 13D for which there has been no change in the information previously reported are omitted from this Amendment No. 3.

Item 2. Identity and Background

Item 3. Source and Amount of Funds or Other Consideration

Item 4. Purpose of Transaction

Item 5. Interest in Securities of the Issuer

(a) Mr. Chymiak presently beneficially owns 3,214,900 shares of Common Stock of ATG. The aggregate number of shares of the Common Stock reported herein as beneficially owned by Mr. Chymiak includes the right to acquire 10,000 shares (stock options) granted pursuant to ATG's 1998 Incentive Stock Plan. ATG's Annual Report on Form 10-K for the fiscal year period ended September 30, 2005, reports that there were 10,096,747 shares of Common Stock outstanding as of December 20, 2005. Mr. Chymiak is therefore currently the beneficial owner of 31.8% of the total issued and outstanding shares of Common Stock.


(c) Each of the following sale transactions occurred upon the exercise of an option granted on September 24, 2004, to Barron Partners, LP, pursuant to a stock purchase agreement with option to purchase additional shares
(the "Agreement"). The Agreement is described in item 6 of Amendment No. 1, which discussion is incorporated into this item by reference.


         Date of Disposition         Shares            Price
         -------------------       Disposed by          Per
                                     Sale              Share
                                     ----              -----

          December 27, 2005        150,000             $5.25

          December 29, 2005         75,000             $5.25


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7. Material to Be Filed as Exhibits


Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  December 30, 2005
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Date

  /s/ David E. Chymiak
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Signature


David E. Chymiak, Chairman of the Board
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Name/Title